BRF S.A.

Publicly Held Company

CNPJ/MF Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 19TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 28, 2016

1.           Date, Time and Place: Held on October 28, 2016, at 08:00 hours, at the office of BRF S.A. (“Company”) located at Rua Hungria Nº 1.400, 5th floor, in São Paulo City, state of São Paulo.

2.           Presiding Board: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

3.           Summons and Presence: The meeting was duly held, with all members of the Board of Directors present, within the terms of article 21, clause 5, of the Company´s Bylaws: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

4.           Agenda: (i) approval (a) of the assignment, by the Company of the credit rights arising from the exports contracted with BRF Global GmbH (“BRF Global” and “BRF Agribusiness Credits”, respectively); and (b) promise of assignment, by SHB Comércio e Industria de Alimentos S.A. (“SHB”), of the credit rights arising from the exports contracted with BRF FOODS GmbH (“BRF FOODS” and “SHB Agribusiness Credits”, respectively, with the BRF Agribusiness Credits and the SHB Agribusiness Credits, jointly, “Agribusiness Credits”), in favor of Vert Companhia Securitizadora (“Securitizer” and “Assignment”, respectively), which will be linked to the issue of agribusiness receivables certificates (local acronym “CRA”) and assumption of other obligations by means of a Private Instrument of Assignment, Promise of Assignment and Acquisition of Agribusiness Credit Rights and Other Agreements (“Assignment Contract”); (ii) granting of a surety by the Company in favor of the Securitizer, in order to guarantee the faithful and complete compliance of the Agribusiness Credits (“Surety”); and (iii) authorization for the Company´s Executive Board to undertake all the acts needed for the signing of the Assignment Contract, the granting of the Surety and the implementation of the securitization operation and undertaking all the other acts arising from them, including, but not limited to, the granting of powers of attorney of the Company.

5.           Resolutions: once the meeting was underway, and the quorum required for the present meeting confirmed, the members of the Board of Directors:

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5.1.      Approved, unanimously and without any reservations, the assignment of rights, as well as the promise of assignment, for the linkage to the CRA, of the Agribusiness Credits within the terms of the Assignment Contract, with the following main characteristics and conditions:

(a)        Total Amount of the Assignment: Agribusiness Credits will be assigned, to be linked to the CRA by means of the Assignment Contract, with the observation that the sum of the annual amount of the Agribusiness Credits to be assigned will vary between R$1,000,000,000.00 (one billion Reais), relative to the minimum amount of the public offer of the CRA, and R$1,620,000,000.00 (one billion, six hundred and twenty million Reais), should additional lots be exercised within the scope of the CRA offer, with the observation that amounts referred to shall also be increased by the amounts needed to cover the interest remuneration and/or monetary restatement  of the CRA, whichever is the case (“Amount of the Assignment”);

(b)        Period and Form of Assignment: the Agribusiness Credits will be assigned: (i) within the scope of the CRA of the 1st series of the 1st issue of the Securitizer, over a period of 4 (four) consecutive years, starting from the date of the issue of the CRA; and (ii) within the scope of the CRA of the 2nd series of the 1st issue of the Securitizer, over a period of 7 (seven) consecutive years, starting from the date of the issue of the CRA, and the Assignment will be formalized within the terms specified in the Assignment Contract; and

(c)         Guarantee: The Company will figure in the Assignment Contract, not only as the assignor but also in the condition of guarantor, main payer and co-obligator of the Agribusiness Credits due by BRF Global and by BRF FOODS, as approved in item 5.2 below, as well as in the condition of co-obligator of the obligations assumed by SHB.

5.2.      Approved, unanimously and without any reservations, the granting of the Surety, in guarantee of the faithful and complete compliance of the Agribusiness Credits, hereby renouncing the benefits of articles 366, 821, 824, 827, 829, 830, 835, 837, 838 and 839 of Law Nº 10.406, of January 10, 2002, as amended, and 794 of Law Nº 13.105, of March 16, 2015, as amended, by means of which the Company becomes the guarantor, main payer and co-obligator of the Agribusiness Credits.

5.3.      Approved, unanimously and without any reservations, that the Company´s Executive Board, in direct form, may undertake any act necessary for the implementation of the resolutions listed in items 5.1 and 5.2 above, including, but not limited to (a) discussing, negotiating and deciding the terms and conditions of the

Assignment Contract, including, but not limited to the Amount of the Agribusiness Credits Assignment and the obligations guaranteed by the Surety; (b) signing all the documents and any additional material related to the implementation of the resolutions approved above; (c) undertaking all the acts needed for the signing of the Assignment Contract as well as the granting of the Surety; (d) contracting any service providers related to the assignment of the Agribusiness Credits and to the securitization operation, including, but not limited to, the Securitizer, fiduciary agent, custodian, registration agent, intermediary institutions for the public distribution of the CRA, legal advisers, financial advisers, amongst others, and may, for this purpose, negotiate and sign the respective service provision contracts; and (e) signing all the documents necessary for the undertaking of the securitization operation.

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6.           Documents Filed at the Company: The documents related to the agenda referring to the resolutions of the Board of Directors and/or information presented during the meeting were filed at the Company´s head office.

7.           Approval and Signatures of the Minutes: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form and, having been read and found correct by all those present, were signed. Signatures: Supervisory Board: Abilio dos Santos Diniz – Chairman; Larissa Brack – Secretary. Members: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

I certify that the present minutes are a faithful and true copy of the original which is filed in Book Number 5, pages 117 to 120, of the minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

___________________________

Larissa Brack

Secretary

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